UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BRIGHTWOOD CAPITAL CORPORATION I

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number)

Garon Meikle
Chief Financial Officer

UAW Retiree Medical Benefits Trust

1155 Brewery Park Blvd., Suite 400

Detroit, MI 48207

(313) 324-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,076,698
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,076,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,076,698
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Chrysler Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,179,263
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,179,263

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,179,263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Ford Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,111,623
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,111,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,111,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW GM Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,785,812
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,785,812

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,785,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hershel Harper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,076,698
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,076,698

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,076,698
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 28, 2022, as amended by Amendment No. 1 on November 16, 2022, Amendment No. 2 on February 1, 2023, Amendment No. 3 on September 27, 2023 and Amendment No. 4 on November 8, 2023. This Amendment No. 5 relates to shares of common stock (the “Shares”) of Brightwood Capital Corporation I, a Maryland business development company (the “Issuer”). The Issuer’s principal executive offices are located at 810 Seventh Avenue, 26th Floor, New York, NY 10019.

Item 4.  Purpose of Transaction.

On September 16, 2022, each Plan entered into a subscription agreement with the Issuer (the “Subscription Agreements”) pursuant to which the UAW Chrysler Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $69,650,000, the UAW Ford Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $107,800,000, and the UAW GM Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $172,550,000. Such amounts are payable at such times and in such amounts as required by the Issuer, under the terms and conditions set forth in the Subscription Agreements.

On September 26, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,990,000 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 3,080,000 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 4,930,000 Shares.

On November 10, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 995,000 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,540,000 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,465,000 Shares.

On January 27, 2023, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 24,121 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 37,333 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 59,758 Shares.

On January 30, 2023, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,005,050 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,555,556 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,489,899 Shares.

On June 9, 2023, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 81,605 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 126,303 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 202,166 Shares.

On September 14, 2023, pursuant to distribution reinvestment plans (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 94,518 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 146,289 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 234,157 Shares.

On September 26, 2023, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 956,731 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,480,769 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,370,192 Shares.

On November 7, 2023, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 956,731 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,480,769 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,370,192 Shares.

On January 2, 2024, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 947,619 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,466,667 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,347,619 Shares.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, greater than 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, Brightwood Capital Advisors, LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer’s investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Amendment No. 5 relates is 36,076,698. Such aggregate number of Shares represents 99.0% of the common stock of the Issuer. The percentage reported in this Amendment No. 5 is calculated based upon 36,437,466 Shares stated to be outstanding as of January 2, 2024 as indicated by the issuer.

(b) The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 7,179,263 Shares. Such Shares represent 19.7% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 11,111,623 Shares. Such Shares represent 30.5% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 17,785,812 Shares. Such Shares represent 48.8% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 36,076,698 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 36,076,698 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.

(c) Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. None	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW CHRYSLER RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW FORD RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW GM RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

HERSHEL HARPER

/s/ Hershel Harper